Filed by Model Performance Mini Corp.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Model Performance Acquisition Corp.

Commission File No. 333-267125

M ultiMetaVerse Inc. Investor Presentation October 2022 Model Performance Acquisition Corp.

This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to a possible transaction (the “Business Combination”) involving MultiMetaVerse Inc . (“MMV”) and Model Performance Acquisition Corporation (“MPAC”) . The information contained herein does not purport to be all - inclusive and none of MMV, MPAC or their respective representatives or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities . No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision . The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions . The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . Forward - Looking Statements Certain information in this presentation and oral statements made in any meeting are forward - looking, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, and the financial condition, results of operations, earnings outlook and prospects of MPAC and/or MMV and may include statements for the period following the consummation of the Business Combination . Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . Forward - looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward - looking . Without limiting the generality of the foregoing, the forward - looking statements in this presentation include a model of annual revenues, EBITDA and Adjusted EBITDA for MMV under various operational assumptions (referred to as the “ Illustrative Model ”) . Forward - looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, there can be no assurance that such expectations will prove to be correct . We cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward - looking statements . By their nature, forward - looking statements, including the Illustrative Model, involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward - looking information will not occur, which may cause MMV’s actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward - looking statements . Important factors that could cause actual results to differ materially from expectations include, but are not limited to : the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination ; the outcome of any legal proceedings that may be instituted against MMV, MPAC or others following the announcement of the Business Combination and any definitive agreements with respect thereto ; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of MPAC, to have sufficient cash available to complete the Business Combination or to satisfy other conditions to closing ; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination ; the ability to meet stock exchange listing standards following the consummation of the Business Combination ; the risk that the Business Combination disrupts current plans and operations of MMV as a result of the announcement and consummation of the Business Combination ; the ability to recognize the anticipated benefits of the Business Combination ; and the other risks and uncertainties set forth in MPAC’s periodic reports filed with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding forward - looking Statements” in MPAC’s quarterly report on Form 10 - Q for the quarter ended June 30 , 2022 . The forward - looking statements, including the Illustrative Model, contained in this presentation are expressly qualified by this cautionary statement . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . Readers are cautioned not to place undue reliance on forward - looking statements . This presentation, including the Illustrative Model, includes certain financial measures not presented in accordance with United States generally accepted accounting principles (“GAAP”) . These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing financial results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . You should be aware that the presentation of these measures may not be comparable to similarly - titled measures used by other companies . Disclaimer 1

MMV believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments about which expense and income are excluded or included in determining these non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these illustrative measures, together with some of the excluded information not being ascertainable or accessible, MMV is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . This Illustrative Model contains financial scenarios with respect to MMV’s prospective financial scenarios . Independent auditors have not audited, reviewed, compiled or performed any procedures with respect to such financial scenarios for the purpose of their inclusion in this presentation, and accordingly, cannot express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation . These scenarios should not be relied upon as being necessarily indicative of future results . This presentation also contains certain financial projections, which are based upon a number of assumptions, estimates and forecasts that, while considered reasonable by MMV, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond MMV’s control, and upon assumptions with respect to future business decisions which are subject to change . These projections may vary materially from actual results . MMV and its representatives make no representation that these projected results will be achieved . You should not place undue reliance on this information . MMV and its representatives assume no obligation to and do not undertake to update such projections . Inclusion of the Illustrative Model in this presentation should not be regarded as a representation by any person that the results contained therein will be achieved . In this presentation, MMV and MPAC rely on and refer to certain information and statistics obtained from third - party sources which they believe to be reliable . Neither MMV nor MPAC has independently verified the accuracy or completeness of any such third - party information . In connection with the proposed Business Combination, the successor public entity has filed with the SEC a registration statement on Form F - 4 containing a preliminary proxy statement and a preliminary prospectus, and after the registration statement is declared effective, MPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders . This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination . MPAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about MPAC, MMV and the Business Combination . When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of MPAC as of a record date to be established for voting on the proposed Business Combination . Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www . sec . gov . Important Information and Where to Find It This document does not contain all the information that should be considered concerning the proposed Business Combination . It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination . In connection with the proposed Business Combination, MMV intends to file with the SEC a registration statement on Form F - 4 (the “ Registration Statement ”), which will include a preliminary proxy statement/prospectus with respect to the Business Combination . The definitive proxy statement/prospectus and other relevant documentation will be mailed to MPAC shareholders as of a record date to be established for purposes of voting on the Business Combination . MPAC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about MMV, MPAC and the proposed transactions . Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at http : //sec . gov or by directing a request to : Model Performance Acquisition Corporation, Cheung Kong Center, Suite 5801 , 58 th Floor, 2 Queen’s Road, Central, Hong Kong . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Participants in the Solicitation MPAC, MMV and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC . Information about the directors and executive officers of MPAC is set forth in MPAC’s IPO Prospectus dated A pril 8 , 2021 filed with the Securities and Exchange Commission on April 8 , 2021 . Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC . These documents can be obtained free of charge from the sources indicated above . No Offer or Solicitation This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of MMV or MPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended . Disclaimer (Cont’d) 2

A Professional and Experienced Management Team SPAC OVERVIEW Claudius Tsang Chairman and CEO Over 20 years of experience in capital markets with a track record of success in private equity, M&A transactions and PIPE investments in Greater China and other emerging markets. Partner at Templeton Private Equity Partners Serena Shie President, CFO and Director Tian Zhang Director Yeong Kang Joseph Patrick Chu Director Qualifications & Education • Almost a decade of experience in capital markets, property development and entrepreneurship • CEO of Jumpstart Media • Director of Lion Pride Properties Corp. and former associate at Latham & Watkins, LLP • Experienced in capital markets, investment management and business management • Current CEO of Destone Capital LLC, CFO of Destone Acquisition Corp. and worked at Morgan Stanley IBD • Chartered Financial Analyst • Around 30 years of experience in origination and execution of equity capital market and corporate finance transactions in Asia • Chairman and CEO of Odysseus Group, former director of Yan Oi Tong in Hong Kong • Managed $1bn PE funds, with approx. 50 portfolio companies • Involved in management of a $3bn fund largest Central Eastern European listed closed - end fund at the time of IPO in London SPAC Companies Brian Keng Director • Experienced in management, advisory and business development in China and Philippines • COO of Century Peak Holdings Corporation and CEO of Century Peak Energy Corporation • Experience as management and/or director of numerous U.S. listed SPACs

A Unique Target to Invest and Operate IPs KEY HIGHLIGHTS A Visionary and Experienced Management Team with Track Record in Gaming 4 A Thriving Propriety Chinese Original Anime Brands with Engaged User Base and Deep UGC Culture A Growing Pipeline Expanding into the Metaverse Core Platform to Sustain IP Creation and Operation Established IP - Centered Monetization Model with Synergy and Significant Growth Potential Strategic Partnership with Leading Industry Players

Who We Are

MMV AT A GLANCE

We Offer High-quality Original Entertainment Content, and Promote UGC[(1)] Creation

No.1

Original Chinese animation series

In terms of total views on Bilibili (890mn views) [(2)]

No.1

Chinese animation viewed

On Chinese short-video platforms Douyin (TikTok China) and Kuaishou [(2)]

No. 1

Anime UGC source

On Bilibili in terms of new UGC per day, on Ban Ci Yuan in terms of total number of UGCs, and on Lofter in terms of brand popularity[(2)]

3

Original IP Brands

Signature brand *Aotu World*, and other brands including *Neko Album* & *Blade of Vengers*

>8mn

Followers

On various social media platforms[(2)]

~12mn

Total registered users

In Aotu World the Game

Diversified, Award-winning IP/Product Portfolio

Animation



Aotu World Season 1-4



Aotu School Season 1-2



Neko Album



Blade of Vengers

Mobile Games


七创社
官方手游

Aotu World the Game


85双端公测

Neko Album the Game

Merchandise



- Figures
- Badges
- Stuffed toys
- Stationery
- Apparel etc.

Notes:
(1) UGC: user generated content; PUGC: professional user generated content.
(2) Statistics on this page are based on data as of July 31, 2022, according to China Insights Consultancy, or CIC.

6 MULTIMETAVERSE

ESTABLISHED IP & ENGAGED USER BASE

Aotu World – One of the Most Popular Chinese Anime Brands



2020年度最受X世代喜爱动画
80后 90后 00后 10后
凹凸世界 第三季
2021
年度最受X世代喜爱动画
80后 90后 00后 10后
凹凸世界 第三季

Aotu World the Animation
Total subscribers
3.6mn
Total views
890mn
Daily UGC contribution **>500**

Bilibili Chinese Animation Annual Review*
2020 Most Beloved by Audience under 20
2021 Most Beloved by Audience under 10

~2.2mn followers
~13.4bn views, ranking **first** among all Chinese animations

~2.9mn followers
~1.5mn tagged videos
~12.1bn views of tagged videos
Ranking **first** among all Chinese animations both in terms of total views and tagged videos

Ban Ci Yuan

3.1mn+ community members
1.2mn+ posts (**No.1**)

Lofter

2.2bn+ views
No.1 UGC topic

What contribute to our popularity

Pioneer in offering assets for free to the community, driving engagement among UGC creators

30+ characters with different personalities and back stories in the Aotu Universe, and the number keeps growing.

Audience has a great chance of finding someone they like in the universe.

Notes:
Statistics on this page are based on data as of July 31, 2022, according to CIC.
* Source: From Bilibili, screenshots are shown to the left.

7 MULTIMETAVERSE

What We Have Built

9 IP Brands Centered Business Model WHAT WE HAVE BUILT – BUSINESS MODEL & GROWTH POTENTIAL Licensing Merchandise Others Video Games Content license for broadcasting, IP license for merchandising and others Licensing Design, development and sale of anime merchandise based on IP brands Merchandise Animation production services, miscellaneous revenue Others Games developed based on IP brands Video Games IP Brands

10 Various Online/Offline Interactive Experience Opportunities to Potentially Increase License and Merchandise Revenue WHAT WE HAVE BUILT – BUSINESS MODEL & GROWTH POTENTIAL • Cost - effective way to test the water in a new regional market. • First pop - up shop run in Fuzhou, China, attracting thousands of customers. • Escape room and restaurant etc. have been opened, and more opportunities are being explored. Pop - up shops Themed places Licensed games VR experience 01 02 04 03 • License for video game development and publishing • License for Aotu World themed VR project

11 Scalable Merchandise Revenue with Established Business Model WHAT WE HAVE BUILT – BUSINESS MODEL & GROWTH POTENTIAL With a well - established business model for merchandise, MMV sees an opportunity to further grow revenue and operating results through: establishing partnership with more distributors and further expanding sales to them; potentially lowering of purchase price as sales volume increases; expansion to other third - party popular IP brands . Core competitive advantage Over 1,950 SKU designed 01. Product Design Extensive supplier pool Lean inventory management 02. Supply Chain Management 03. Outbound Manufacturing Reliable inbound storage and logistics management 04. Storage & Logistics Proprietary storefront on Tmall , PDD etc. Rapid expansion with distributors 05. Proprietary Storefront & Distributors Creative marketing materials Primarily marketed over social media 06. Advertising & Marketing Established Business Model Covering the Entire Value Chain The only external primary activity throughout the chain

12 Video Gaming to be a Key Driver for Growth WHAT WE HAVE BUILT – BUSINESS MODEL & GROWTH POTENTIAL Single Game Revenue Registered Users Payment Conversion Rate Life - time Value = x x Typical Financial Model of a Video Game • 5.4 million registered users in the first month of operation • 12.0 million registered users as of July 2022 • No significant marketing spend on promotion • Operation over 2 years • Genre, gameplay and in - game economic model to be further optimized • New contents to be added on a frequent basis

A Systematic and Continuous Approach to I dentify, Develop and Monetize Intellectual Properties WHAT WE HAVE BUILT – CORE PLATFORM Commerciali - zaton Channels End Users Creators Ideas & Contents Core Platform Screening, Incubation & Acquisition Genre Diversification Services Cooperation & Incentives Publishing & Distribution R&D Technology UGC Tools IP Licensing Publishing & Operation Porting Commercia - lization UGC Community Match - making Connection with Other Market Participants Inside the Platform 13

Flying Wheel Strategy Driven by Core Platform WHAT WE HAVE BUILT – CORE PLATFORM • Further development to expand content offering to expand IP’s popularity • Market IPs both online and offline to younger generations • Encourage participation of UGC and PUGC • Apply the established monetization model to IP brands in various channels • Key monetization contributors: video gaming and merchandise • Acquire IP brands at affordable prices • Return on investment and re - investment into IP brands Improved Operating Results & Cash Flows Expanding IP Portfolio Developing & Marketing IP Realizing IP Monetization 14

WHAT WE HAVE BUILT – MANAGEMENT TEAM & BOARD MEMBERS

A Visionary and Experienced Management Team



Xu Yiran (Alex)
Chairman and CEO

Served as CEO and other senior executive roles in top tier Chinese gaming companies with proven track record in global M&A and business integration; successful investor

LE YOU Chairman, CEO	• Acquired Digital Extremes (Warframe) and Splash Damage (Gears of War) • Built multiple AAA game development teams and a global publishing team • Sold Leyou to Tencent at $1.4bn cash
完美世界 PERFECT WORLD Chief Business Officer	• Built up North American business by M&As of Cryptic Studio, Runic Studio, Art & Craft, Unknown Worlds Entertainment • Spin-off of Ledo and acquired SNK
Other experience	360游戏, 巨人网络 GIANT NETWORK, 畅游 changyou
Selected personal investments	MICROFUN, SpinX Games, ELESTORM



Qu Xiaodan
Director and Studio GM

(7DOC 七创社, CAS)

- Over 15 years of experience in art and animation design
- Founder of 7DOC studio and Executive Producer of Aotu World franchise



Lyu Xing
Chief Business Officer

(LE YOU, 绿洲游戏 OASIS GAMES)

- Over 8 years of experience in the gaming industry
- Head of Publishing of Leyou Technology
- Published the first Chinese game on PS4 platform and the first Chinese game with over 1mn downloads on Steam platform



Chen Yao
Chief Financial Officer

(LE YOU, EY Building a better working world)

- 11+ years of experience in finance and M&A
- Executed M&As and various other transactions such as acquisition of Digital Extremes and Splash Damage



Li Tao
Director

(GAEA, KPMG)

- 20+ years of experience in finance and capital market
- CFO of Gaea Interactive Entertainment

15 MULTIMETAVERSE

Backed by Experience Independent Directors and Leading Strategic Investors WHAT WE HAVE BUILT – MANAGEMENT TEAM & BOARD MEMBERS Independent Directors Post - DeSPAC Xin Li • Served as CFO at ECMOHO Limited (Nasdaq: MOHO), AirNet Technology Inc.(Nasdaq: ANTE), Grass Green Group, and MD at CICFH • MBA degree from Duke University, Bachelor’s Degree from Tsinghua University Mo Zhou • Senior advisor to MPAC • Practiced at Davis Polk with rich experience in capital markets transactions • Juris Doctor degree from Harvard Law School Scott Hartsman • A video gaming veteran with over 35 years’ experience • Advisor to Wargaming Group • Served as CEO of Trion Worlds • Executive Producer for the flagship sequel to EverQuest 16 Existing MMV Investors • A Beijing - based global interactive entertainment company • Founding shareholder of MMV • One of the top mobile game developers and publishers in China

17 What To Expect Beyond

WHAT TO EXPECT BEYOND – PIPELINE & PLAN

Strong Product Pipeline to Enhance Revenue Base

Pipeline Update I: Project A (major update to a live game)
- Expected to be live in 2022Q4
- Card game on smartphone
- Experienced development team with track record in card games
- Abundant exclusive Aotu animated content

Pipeline App II: Code Name Rabbit Hole

Pipeline Game III: Code Name Aotu
- Match-3 game with card collection feature on smartphone to cater to a young female audience
- Narratives with hidden Aotu storyline to retain users

2022	2023	2024	2025
Pipeline Update I: Project A (major update to a live game)	Pipeline App II: Code Name Rabbit Hole	Pipeline Game III: Code Name Aotu	
		Pipeline Game IV: Project AI	Pipeline Game V: Aotu Meta Planet



元力技能 矢量箭头
金
H: 161 CM
T: 60 KG
BG: B型
基础资料
元力技能 冰界领主
安莉洁
H: 160 CM
T:40.5 KG
BG: AB型
基础资料
元力技能 烈斩
格瑞
H: 173 CM
T: 63.5 KG
BG: A型
基础资料
元力技能 创造具现类
牧天使
H: 170 CM
T: 67 KG
BG: B 型
基础资料

Notes:
The timeline indicates the management's current estimate and is subject to changes due to product development and business planning.

18

19 Explore to Build Metaverse in Different Directions WHAT TO EXPECT BEYOND – PIPELINE & PLAN ‒ A role - playing simulation game ‒ Open world ‒ Each user to own its own planet as the starting point ‒ Highly social and interactive ‒ Enable high degree of UGC creation Aotu Meta Planet ‒ Co - develop with AI technology partner, Xiaoice ‒ Powered by Xiaoice Framework, with AI being able to develop and interact with machine learning ‒ AAA quality and cross - platform Project AI ‒ An intriguing social platform for animation enthusiasts ‒ Converting conversations into comics and animated contents ‒ Compatible with other IPs and UGC Code Name Rabbit Hole ‒ License to digital art collection licensees in China ‒ License to other publisher for explore adaptation for NFT game outside China Web3 & NFT

Historical Financial Information

(in US$mn ) 2020 2021 LTM Net revenue 12.5 10.5 14.2 Operating cost and expenses: Cost of revenue (excluding impairment loss) (10.0) (6.4) (7.3) Impairment loss (3.0) - - Selling expenses (0.6) (1.3) (1.4) General and administrative expenses (2.1) (30.0) (9.7) Share - based compensation - (25.7) (4.6) Research and development expenses (2.7) (5.7) (7.0) Total operating cost and expenses (18.4) (43.4) (25.4) Loss from operations (5.9) (32.9) (11.2) Other items, net (0.4) 0.2 - Net loss (6.3) (32.7) (11.2) Net loss attributable to MMV shareholders (6.1) (32.0) (10.6) EPS, basic and diluted (in US$) (0.05) (0.26) (0.09) 21 Statement of Operations HISTORICAL FINANCIAL INFORMATION Notes: The EPS data was calculated based on the currently average outstanding shares of 122,463,517. The number of shares will increase to 139,829,193 upon the completion of reorganization.

22 Track Record of Realizing Rapid Growth HISTORICAL FINANCIAL INFORMATION 22% 32% 32% 12% Notes: Disaggregated revenue as a percentage of the total is calculated using LTM financial data. License • 2020 - LTM CAGR 108% • Robust growth in revenue of both content broadcasting license and merchandise license Merchandise • 2020 - LTM CAGR 78% • Driven by increased popularity and expanded distribution channel Animation Production Services • 2020 - LTM CAGR 80% • Multiple top - rated animations released Mobile Games • IP attractiveness proven in 2020 • Expected exponential growth if new games launched with improved economic model - 1.0 2.0 3.0 4.0 5.0 2020 2021 LTM 1.9 3.6 4.6 ($ mn ) ($ mn ) - 2.0 4.0 6.0 8.0 2020 2021 LTM 7.8 2.9 3.2 ($ mn ) ($ mn ) - 0.5 1.0 1.5 2.0 2020 2021 LTM 0.6 0.6 1.8 - 1.0 2.0 3.0 4.0 5.0 2020 2021 LTM 1.9 2.9 4.5

23 EBITDA bridge HISTORICAL FINANCIAL INFORMATION Increase in gross profit was partially offset by increased investment in R&D activities, which laid the foundation for future growth. Notes: EBITDA has been adjusted for non - recurring intangible asset impairment loss and non - recurring transaction costs.

Thank you

MMV and MPAC are subject to a broad spectrum of risks and uncertainties that may lead to actual events, results or performance to differ materially from what is represented in this presentation . This summary should be read in conjunction with the “Risk Factors” in the proxy statement/prospectus section and should not be relied upon as an exhaustive summary of the material risks facing MPAC’s, MMV’s and/or the Combined Company’s business . Key risk factors include : Risks Related to MMV’s Business and Industry • MMV’s limited operating history makes it difficult to predict its future prospects, business and financial performance ; • MMV’s failure to offer high - quality contents that meets user preferences and demands may adversely affect its business operation and financial results ; • MMV’s monetization scheme and lack of product diversification may not be able to sustain its business operation, monetization plan and future growth ; • MMV may not be able to protect its proprietary brand and intellectual property, and as a result, its business, financial condition, and results of operations may be adversely impacted . • MMV operates in a highly competitive market and may not be able to compete effectively . Risks Related to MMV’s Corporate Structure • MMV is a Cayman Islands holding company primarily operating in China through the WFOE, the PRC Subsidiaries and contractual arrangements with Shanghai Jupiter Creative Design Co . , Ltd, or Shanghai Jupiter . MMV’s control over the variable interest entities, or VIEs, and MMV’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U . S . GAAP . Such conditions include that ( i ) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter . Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U . S . GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as MMV’s consolidated affiliated entities for accounting purposes . After the Business Combination, neither the investors in the Combined Company nor the Combined Company itself will have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs . There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the VIE Agreements that establish the VIE structure for the majority of our operations in China, including potential future actions by the PRC government, which could affect the enforceability of the contractual arrangements with Shanghai Jupiter and, consequently, significantly affect the financial condition and results of operations of the MMV . If the PRC government finds the VIE Agreements non - compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Shanghai Jupiter or forfeit our rights under the contractual arrangements ; • MMV relies on its contractual arrangements with Shanghai Jupiter and its shareholders to operate its business operation, which may not be as effective as direct ownership in providing operational control, and Shanghai Jupiter’s shareholders may fail to perform their obligations under the contractual arrangements . The shareholders of Shanghai Jupiter may have conflicts of interest with MMV, which may materially and adversely affect MMV’s business . Risks Related to Doing Business in China • Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations with little advance notice in China could adversely affect us and limit the legal protections available to you and us . PRC regulatory agencies may intervene or influence our operations at any time as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas or foreign investments in China - based issuers, which could result in a material change in MMV’s operations and the value of the ordinary shares of Model Performance Mini Corp . , or PubCo , and PubCo warrants or significantly limit or completely hinder the PubCo’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless . Appendix : Summary of Risk Factors 25

• The PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China - based companies like MMV and the PubCo . Such action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect the value of the PubCo Ordinary Shares and PubCo Warrants, or significantly limit or completely hinder the PubCo’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless ; • On December 2 , 2021 , the SEC adopted final amendments implementing the disclosure and submission requirements under Holding Foreign Companies Accountable Act, or HFCA Act . Under such rules, an issuer that has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction will be identified by the SEC as a “Commission - Identified Issuer . ” The SEC will impose a trading prohibition on an issuer after it is identified as a Commission - Identified Issuer for three consecutive years . If MMV is identified as a Commission - Identified Issuer and has a “non - inspection” year, there is no assurance that it will be able to take remedial measures in a timely manner . MMV’s auditor, Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm headquartered in Manhattan, New York, was not included in the determinations made by the Public Company Accounting Oversight Board (United States), or the PCAOB, on December 16 , 2021 . MMV’s auditor is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis with the last inspection in 2020 . Although MMV believes that the Holding Foreign Companies Accountable Act and the related regulations do not currently affect MMV, MMV cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of MMV’s operations in mainland China . Recent developments with respect to audits of China - based companies, such as MMV, create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities . As a result, Pubco’s investors may be deprived of the benefits of PCAOB’s oversight of the auditor of MMV through such inspections . On August 26 , 2022 , the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, which governs inspections and investigations of audit firms based in mainland China and Hong Kong . The Protocol remains unpublished and is subject to further explanation and implementation . Pursuant to the fact sheet with respect to the Protocol released by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC . According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect . It is possible when the PCAOB reassesses its determinations by the end of 2022 , it could determine that it is still unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong . Risks Related to MPAC’s Business and the Business Combination • You must tender your MPAC Class A ordinary shares in order to validly seek redemption at the Meeting ; • If third parties bring claims against MPAC, the proceeds held in trust could be reduced and the per share liquidation price received by MPAC’s shareholders may be less than $ 10 . 46 ; • Any distributions received by MPAC shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, the value of MPAC’s assets did not exceed its liabilities or MPAC was unable to pay its debts as and when they fell due ; • MPAC will be forced to liquidate the Trust Account if it cannot consummate a business combination by January 12 , 2023 (unless extended to April 12 , 2023 ) . In the event of a liquidation, MPAC’s public shareholders will receive approximately $ 10 . 46 per share . Risks Related to PubCo’s Securities Following the Business Combination and PubCo Operating as a Public Company • PubCo may not qualify as, or continue to satisfy the requirement for, a foreign private issuer, which may require PubCo to fully comply with more stringent reporting requirements of the Exchange Act for domestic issuers ; • PubCo is incorporated under Bristish Virgin Islands law, and investors may face difficulties protecting its rights in the U . S . and under U . S . Law ; • There are, and continue to be, uncertainties involving the PubCo’s status under U . S . tax law which may adversely affect PubCo’s financial operation . Appendix : Summary of Risk Factors 26